Form 11-K

Securities and Exchange Commission

Washington, D.C. 20549

Annual Report

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the year ended December 31, 2004

Commission File Number 1-5828

Savings Plan of
Carpenter Technology Corporation
(Full title of the plan)

Carpenter Technology Corporation

(Name of issuer of the securities held pursuant to the plan)

2 Meridian Drive
Treeview Corporate Center
Wyomissing, Pennsylvania 19610
(Address of principal executive office of the issuer)

Financial Statements and Exhibits

    Financial Statements

         The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

    Exhibits

                    23.1     Consent of Independent Registered Public Accounting Firm

Carpenter Technology Corporation Savings Plan
Index to Financial Statements

FORM 11-K ANNUAL REPORT
Form 11-K Pages
Report of Independent Registered Public Accounting Firm	4
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	5
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003	6
Notes to Financial Statements	7-11
Supplementary Schedule:
Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Savings Plan of Carpenter Technology Corporation

Reading, Pennsylvania

     We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Carpenter Technology Corporation (Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Savings Plan of Carpenter Technology Corporation as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                                     /s/ BEARD MILLER COMPANY LLP

Reading, Pennsylvania
May 13, 2005

Savings Plan of
Carpenter Technology Corporation

Statements of Net Assets Available for Benefits
as of December 31, 2004 and 2003
(dollars in thousands)

Assets	2004	2003
Investments, at fair value	$344,885	$306,503
Receivables:
Investment income receivable	622	744
Receivable for securities sold	-	26
Total receivables	622	770
Total assets	345,507	307,273
Liabilities
Refundable contributions	86	54
Accrued administration expenses	60	85
Total liabilities	146	139
Net assets available for benefits	$345,361	$307,134

The accompanying notes are an integral part of these financial statements.

Savings Plan Of
Carpenter Technology Corporation

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2004 and 2003
(dollars in thousands)

	2004	2003
Additions to net assets attributed to:
Investment income:
Interest	$ 4,080	$ 4,735
Dividends	4,270	2,824
Net appreciation in fair value of investments	47,652	57,072
	56,002	64,631
Contributions:
Salary deferral	9,162	7,986
Participant	1,660	1,496
Rollover	252	131
Company basic	4,595	4,542
	15,669	14,155
Total additions	71,671	78,786
Deductions from net assets attributed to:
Benefits paid to participants	33,075	24,103
Administrative expenses	369	340
Transfers to successor Trustee	-	163
Total deductions	33,444	24,606
Net increase	38,227	54,180
Net assets available for benefits:
Beginning of year	307,134	252,954
End of year	$345,361	$307,134

The accompanying notes are an integral part of these financial statements.

Savings Plan of
Carpenter Technology Corporation

Notes to Financial Statements

  Description of Plan:

       The following description of the Savings Plan of Carpenter Technology Corporation (the "Plan") provides only general information. A more comprehensive description of the Plan's provisions can be found in the Plan document, which is available to participants upon request from Carpenter Technology Corporation or any participating affiliate (collectively referred to as the "Company").

                 General:

                 The Plan is a profit-sharing and stock bonus plan which covers substantially all domestic employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

                 Plan Transfer:

                 Two of the Company's subsidiaries, Z-tech (division of Carpenter Advanced Ceramics, Inc.) and Parmatech Corporation, were sold effective December 31, 2002 and January 31, 2003, respectively. Pursuant to the sales, the assets of the participants of these subsidiaries, having a fair market value of $163,000, were transferred to successor trustees in 2003.

                 Contributions:

                 Each year, participants may contribute up to 35 percent of annual compensation on a pretax basis (known as salary deferral contributions), and up to 35 percent of annual compensation on an after-tax basis (known as participant contributions), as defined in the Plan. The combined contributions cannot exceed 35 percent of total compensation. Participants who are age 50 or older may make "catch-up contributions", which are additional pretax contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans (known as rollovers). The Company contributes an amount equal to three percent of each employee's base pay (known as company basic contributions). Contributions are subject to certain limitations.

                 Participant's Accounts:

                 Several accounts are maintained for each participant which are credited with contributions and Plan net earnings on funds invested within the respective accounts, as follows:

                      -  Employee pretax salary deferral account - credited with salary deferral contributions on a before tax basis, which are participant directed;

                      -  Employee after tax account - credited with participant contributions after tax, which are participant directed;

                      -  Company basic contribution account - Company contributions which are participant directed;

                      -  Rollover contribution account - credited with rollover contributions, which are participant directed;

                      -  Inter-plan transfer accounts - transfers from other Carpenter Plans, which are participant directed;

                      -  Profit sharing account - credited with Company contributions prior to 1988, which were non-participant directed. No further contributions may be made to this account, and participants are able to transfer amounts to other investment funds.

                      -  Prior plan money purchase plan account - transferred from the Retirement Plan of Talley Metals and are participant directed and not eligible for loan or withdrawal.

                 Vesting:

                 All contributions and Plan earnings thereon are 100 percent vested and nonforfeitable.

                 Investment Funds:

                 The Plan maintains nineteen investment funds. Each participant may designate separately the investment fund or funds in which their monies are to be invested.

                 Participant Loans:

                 Loans are available from various participant accounts in a particular hierarchy for active employees of the Company. Participants are subject to certain restrictions on their number of loans, amount and terms of repayment. Interest is charged at the prime rate for commercial lenders at the time the loan is initiated, plus one percent. Loan repayments are required with each pay, and payment in full is required at the time of the participant's separation.

                 Benefits Paid to Participants:

                 Benefits paid to participants include participant distributions and withdrawals. Participants are entitled to a lump sum distribution upon separation from service. Upon separation, a participant may elect to defer such distribution, provided the account balance is at least $5,000. The total distribution of benefits to all separated participants must occur by December 31st of the year in which the participant attains age 70-1/2. Hardship and non-hardship in-service withdrawals are permitted subject to certain restrictions. Upon reaching age 59-1/2, the following hierarchy applies to withdrawals:  1) Rollover account, 2) Profit sharing account, 3) Employee pre-tax account, 4) Company basic contribution account, 5) Inter-plan transfer accounts. The Money purchase plan account is not available for withdrawal. Benefits paid to participants are in cash, except that distribution of accounts which consist of investments in the Carpenter Technology Stock Fund shall be made in shares of the Company's common stock or cash, at the participant's option.

                 Administrative Expenses:

                 Investment management fees and trustee fees are paid by the Plan. All other fees are paid by the Company.

                 Plan Termination:

                 The Company has the right under the Plan to discontinue or change its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any contractual obligations.

  Summary of Significant Accounting Policies:

    The financial statements of the Plan are prepared under the accrual method of accounting.

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of registered investment companies are valued at quoted market prices, which generally represent the net asset values of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Gain or loss on sales of investments is based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

    The net appreciation (depreciation) in the fair value of investments in the statements of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation (depreciation) on investments.

    Benefits are recorded when paid.

    Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in these risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

  Investments:

       The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31
	2004	2003
	(in thousands)
Certus Stable Value Fund	$89,144	$84,126
Carpenter Technology Stock Fund	$49,715	$39,222
Fidelity Dividend Growth Fund	$46,780	$51,857
Dreyfus MidCap Value Fund	$28,223	$23,385
Mellon EB DL S&P 500 Index Fund	$25,404	$22,685
Dodge & Cox Stock Fund	$21,986	*
American Balanced Fund	$21,458	$19,924

       * Investment was less than 5% of the Plan's net assets for the applicable year.

  During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $47,652,000 and $57,072,000, respectively, as follows:

	2004	2003
	(in thousands)
Common stock	$13,109	$25,832
Registered investment companies	34,543	31,240
	$47,652	$57,072

  Tax Status:

       The Internal Revenue Service has determined and informed the Company by letter dated March 21, 2003, that the Plan and related trust as of February 20, 2002 are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

  Related Party Transactions:

       Certain Plan investments are shares of registered investment companies managed by Mellon Bank. Mellon Bank was the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $355,000 and $352,000 for the years ended December 31, 2004 and 2003, respectively.

  Refundable Contributions:

       Contributions received from participants are net of payments made to certain active participants to return to them excess contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. The amount of excess contributions for 2004 and 2003 are $86,000 and $54,000, respectively. This amount is reflected as a refundable contribution in the Statement of Net Assets Available for Benefits.

       Effective with plan year 2005, a safe-harbor plan design for discrimination testing was adopted.

  Subsequent Event:

     Effective January 1, 2005, The Vanguard Group replaced Mellon Trust and Mellon HR Solutions as Trustee and Recordkeeper, respectively, of the Plan.

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Savings Plan of Carpenter Technology Corporation

as of December 31, 2004

EIN: 23-0458500

PN: 001
(A)	(B) Identity of issue, borrower, lessor or similar party	(C) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(E) Current Value
*	Certus Stable Value Fund	Registered Investment Company	$89,144,000
	Carpenter Technology Corporation	Corporate Stocks - Common	49,715,000
	Fidelity Dividend Growth Fund	Registered Investment Company	46,780,000
*	Dreyfus MidCap Value Fund	Registered Investment Company	28,223,000
*	Mellon EB DL S&P 500 Index Fund	Registered Investment Company	25,404,000
	Dodge & Cox Stock Fund	Registered Investment Company	21,986,000
	American Balanced Fund	Registered Investment Company	21,458,000
	Vanguard Small Cap Index Fund	Registered Investment Company	11,244,000
	American Funds EuroPacific Growth Fund	Registered Investment Company	10,894,000
*	Dreyfus Government Cash Management Fund	Registered Investment Company	9,833,000
	PIMCO Total Return Fund	Registered Investment Company	9,147,000
	Managers Special Equity Fund	Registered Investment Company	3,616,000
	MFS Strategic Growth Fund	Registered Investment Company	2,929,000
	Fidelity Freedom 2010 Fund	Registered Investment Company	1,401,000
	Fidelity Freedom 2020 Fund	Registered Investment Company	712,000
	Fidelity Freedom Income Fund	Registered Investment Company	359,000
	Fidelity Freedom 2040 Fund	Registered Investment Company	335,000
	Fidelity Freedom 2030 Fund	Registered Investment Company	259,000
	Fidelity Freedom 2000 Fund	Registered Investment Company	89,000
	Participant Loans	Loans to Participants interest rate range 4.25% to 10.75% no loans due past 12/23/26	11,357,000
	TOTAL		$344,885,000

* Party-in-Interest

Note: Cost information has not been presented as investments are participant directed.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAVINGS PLAN OF CARPENTER TECHNOLOGY CORPORATION
(Name of Plan)

Date: June 24, 2005	By: /s/ Terrence E. Geremski
Terrence E. Geremski Senior Vice President - Finance and Chief Financial Officer

Exhibit Index

Exhibit Number

     23.1     Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (number 2-83780) of Carpenter Technology Corporation of our report dated May 13, 2005 relating to the financial statements for the year ended December 31, 2004, of the Savings Plan of Carpenter Technology Corporation, which appears in this Form 11-K.

                                                                           /s/BEARD MILLER COMPANY LLP

Reading, Pennsylvania
June 23, 2005